August 4, 2010

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


RE:   Tweedy, Browne Fund Inc. (the "Company")
      File Nos: 33-57724 and 811-7458

Ladies and Gentlemen:

On behalf of the Company, I am transmitting electronically the following document for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended:

     1. A name correction endorsement to the Financial Institution Bond No. 490PB2611, which was filed with the Commission on July 16, 2010 (Accession No. 0001206774-10-001604), for the period from June 14, 2010 to June 14, 2011.

Please be advised that the fidelity bond premium has been paid for the period indicated above.

If you should have any questions in regard to the foregoing, please do not hesitate to contact me at (617) 338-4340.


Sincerely,

/s/ Teresa M.R. Hamlin

Teresa M.R. Hamlin
Assistant Secretary


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                                                                     Page 1 of 2

ENDORSEMENT OR RIDER NO. 1 THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND         DATE          * EFFECTIVE DATE OF ENDORSEMENT
FORMING              ENDORSEMENT      OR RIDER
                         OR
PART OF BOND OR         RIDER         12:01 A.M. STANDARD TIME AS
POLICY NO.            EXECUTED
                                      SPECIFIED IN THE BOND OR POLICY
490PB2611             08/02/10        06/14/10

* ISSUED TO

TWEEDY, BROWNE FUND, INC.

Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Tweedy, Browne Fund, Inc. is comprised of:

Tweedy, Browne Global Value Fund Tweedy, Browne Value Fund Tweedy, Browne Worldwide High Dividend Yield Value Fund Tweedy, Browne Global Value Fund II - Currency Unhedged

1. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss


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                                                                     Page 2 of 2


     or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.


Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

 By
 Authorized Representative INSURED
 ICB010 Ed. 7-04

 a 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved